UNITED SATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K         |_| Form 20-F          |_| Form 10-K
             |X| Form 11-K         |_| Form N-SAR

          For Period Ended: December 31, 1999
                            ------------------------
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on N-SAR
          For the Transition Period Ended:
                                          ----------------------

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

IKON Office Solutions, Inc.
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Full Name of Registrant


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Former Name if Applicable

70 Valley Stream Parkway
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Address of Principal Executive Officer (Street and Number)

Malvern, PA  19355
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the transition of certain financial reporting matters to new independent auditors the Registrant has been unable to compile, without unreasonable effort and significant expense, the required financial information and back-up documentation required for the preparation of the Report on Form 11-K for the Registrant's Retirement Savings Plan.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Sandy McCree                              (610)              407-4943
     ------------------------------------   ------------------------------------
                 (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
     |X|  Yes  |_|  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     |_| Yes   |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           IKON Office Solutions, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 28, 2000                         By: /s/ William S. Urkiel
         -------------                             -----------------------------
                                                   William S. Urkiel,
                                                   Senior Vice President &
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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
PRICEWATERHOUSECOOPERS LLP [LOGO]


                                                     PricewaterhouseCoopers LLP
                                                     2400 Eleven Penn Center
                                                     Philadelphia, PA 19103-2962
                                                     Telephone (215) 963 8000
                                                     Facsimile (215) 963 8700

June 28, 2000


Mr. William Urkiel
Senior Vice President and
  Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated June 28, 2000.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of IKON Office Solutions, Inc. Retirement Savings Plan on or before the date the Form 11-K of IKON Office Solutions, Inc. Retirement Savings Plan for the year ended December 31, 1999 is required to be filed.

Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, PA